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                                                             EXHIBIT (a)(1)(TT)


For immediate release
December 20, 2000

Contact:

pcOrder.com, Inc.                     Trilogy Software, Inc.

Tiffany O'Brien                       Krista Rollins
512.684.1171                          512.425.3128
tiffany.obrien@pcorder.com            krista.rollins@trilogy.com
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                 TRILOGY SOFTWARE, INC. SUCCESSFULLY COMPLETES
                       TENDER OFFER FOR PCORDER.COM, INC.
                              CLASS A COMMON STOCK

AUSTIN, TEXAS, December 20, 2000 - Trilogy Software, Inc. and pcOrder.com, Inc. (NASDAQ: PCOR) today jointly announced the completion of Trilogy's cash tender offer to acquire the outstanding Class A Common Stock of pcOrder at a price of $6.375 per share.

Trilogy reported that a total of 5,053,285 shares of pcOrder's Class A Common Stock were tendered pursuant to the tender offer, including 98,404 shares subject to guarantees of delivery, and that all such shares have been accepted for payment. The tender offer expired at 12:00 midnight, New York City time, on December 19, 2000. Tendering stockholders will receive the $6.375 per share cash price promptly.

Trilogy also yesterday gave pcOrder notice of Trilogy's exercise of its option to convert all of the shares of Class B Common Stock of pcOrder owned by Trilogy into Class A Common Stock. After giving effect to the purchase of the shares tendered and the shares received upon the conversion of its Class B Common Stock, Trilogy owns approximately 92.6% of the issued and outstanding shares of pcOrder's Class A Common Stock.

Trilogy also announced today that a wholly-owned subsidiary of Trilogy intends to effect a merger with pcOrder later today pursuant to which pcOrder will become a wholly-owned subsidiary of Trilogy, and all remaining pcOrder stockholders (other than Trilogy and its subsidiaries) will have the right to receive the same $6.375 per share of Class A Common Stock in cash as paid in the tender offer. The merger will be effected as a short form merger without a vote of pcOrder's stockholders.

Trilogy is a leading provider of software driving the e-commerce transformation of Global 2000 companies. Trilogy's robust e-commerce platform's rapid deployment cycles and business expertise serve industry leaders, such as Ford Motor Company, Fidelity Brokerage Services, Lands' End, IBM, and ALLTELL. Trilogy's ability to integrate multichannel sales and service environments on a unified e-commerce technology platform increases a corporation's market share, generates higher revenue, and results in deeper customer and channel partner relationships. For more information, please visit www.trilogy.com.
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